CNH Industrial to Acquire Raven Industries June 21, 2021 Exhibit 99.3

Additional Information and Where to Find It This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction, Raven Industries, Inc. (“Raven”) will file a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”), as well as other relevant materials regarding the transaction. Following the filing of the definitive proxy statement, Raven will mail the definitive proxy statement and a proxy card to its shareholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF RAVEN ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CNH INDUSTRIAL N.V. (“CNH INDUSTRIAL”), RAVEN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain copies of the proxy statement (when available) as well as other filings containing information about CNH Industrial and Raven, without charge, at the SEC’s website, http://www.sec.gov, and Raven stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from Raven. Participants in Solicitation Raven and its directors and executive officers, and CNH Industrial and its directors and executive officers, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Raven is set forth in the proxy statement for Raven’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2021. Information about the directors and executive officers of CNH Industrial is set forth in CNH Industrial’s annual report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on March 3, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the proposed transaction when it becomes available. Cautionary Language Concerning Forward-Looking Statements This document contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between CNH Industrial and Raven, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, plans, objectives, expectations and intentions of the parties with respect to the transaction, CNH Industrial’s, Raven’s and/or the combined group's estimated or anticipated future business, performance and results of operations and financial condition, and other statements that are not historical facts. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on CNH Industrial’s and Raven’s current state of knowledge, expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, persons reading this communication are cautioned not to place undue reliance on them. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Raven stockholders may not approve the transaction; the failure to obtain necessary regulatory approvals or that such approvals will subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; adverse effects on CNH Industrial’s or Raven’s operating results because of a failure to complete the proposed transaction; the failure to realize the expected benefits and synergies of the pending acquisition; the failure to successfully and effectively integrate Raven’s businesses; significant transaction costs and/or unknown or inestimable liabilities; risks related to potential litigation associated with the proposed transaction; risks related to financial community and rating agency perceptions of each of CNH Industrial and Raven and its business, operations, financial condition and the industry in which it operates; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed transaction on the ability of CNH Industrial or Raven to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; general economic and business conditions that affect the combined companies following the consummation of the pending acquisition, including the significant economic uncertainty and volatility caused by COVID 19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; development and use of new technologies and technological difficulties; and other similar risk and uncertainties and the success of CNH Industrial and Raven in managing the risks and uncertainties involved in the foregoing. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Any forward-looking statements contained in this document speak only as of the date hereof and CNH Industrial and Raven disclaim any obligation to update or revise any forward-looking statements. Further information concerning CNH Industrial and Raven and their respective businesses, including additional risks and uncertainties, are included in CNH Industrial’s reports and filings with the SEC, the Autoriteit Financiële Markten and Commissione Nazionale per le Società e la Borsa and Raven’s reports and filings with the SEC.

Acquisition Accelerates CNHI’s Precision Ag & Autonomy Offering Agricultural Industry is at an Inflection Point Precision Ag technologies are critical to driving the next leg of agricultural productivity gains Unique Solution Set Accelerates CNHI Ag Tech Position Combined business well-positioned to deliver leading application control, perception and autonomous capabilities Raven Industries is a Leader in Precision Ag Raven has leading Precision Ag capabilities, adding valuable talent and innovation culture with established presence and attractive financials Expands CNHI’s Addressable Market Increases exposure to high growth digital agricultural technology market Strongly Aligned with Sustainability Priorities Combined product suite enables more efficient use of critical inputs such as land, water, fuel, fertilizer and pesticides Raven strengthens CNHI’s position as a global leader in precision Ag solutions

Agricultural Industry is at an Inflection Point Forecast for Global Precision and Autonomous Technology Market Source: United Nations DESA, Good and Agriculture Organization, World Bank and Bernstein research Multitude of Secular Trends Driving Increased Adoption of Precision Agriculture Solutions Precision Ag market expected to grow 4x  Grower Adoption Rates: 10% - 40% 30% - 70% 100% (Projected market size as a multiple of current) Population Growth Shrinking Agriculture Land Urbanization Declining Agricultural Labor Favorable Government Support Climate Change

5

Leading Technology Company at Forefront of Connected Agriculture

Raven Industries:

Overview

Founded in **1956**
In Precision Ag since **1978**

~$374M
LTM Revenues

1,300+ employees

Headquartered in
Sioux Falls, SD

Note: Segment EBITDA figures exclude impact of corporate expenses.
Source: Raven company filings

June 2021

Highlights

- Leader in precision agriculture, high-performance specialty films and aerospace and defense solutions
- Groundbreaking work in autonomous systems is unlocking new possibilities in agriculture technology development
- Global technology partner for key strategic OEMs, Ag retailers and dealers

Raven's Segments at a Glance

Applied Technology Division

Leading innovator of cost-saving precision agriculture solutions

Application Controls | Guidance & Steering | Field Computers | Boom Controls | Cloud Services & Logistics | Injection Support

~$160M
LTM Revenues

~22%
LTM EBITDA Margins

Engineered Films

Leading manufacturer and installer of high-quality polymer films, sheeting and composites for a set of diverse end markets

~$163M
LTM Revenues

~19%
LTM EBITDA Margins

Aerostar

Designs and manufactures stratospheric products and services to deliver advanced situational awareness and perception solutions

~$51M
LTM Revenues

~11%
LTM EBITDA Margins

CNH INDUSTRIAL
Investor Presentation

Acquisition Positions CNHI as a Leader in Precision Agriculture Raven represents a milestone in the development of our digital farming ecosystem Acceleration of Autonomy & Precision Ag Presence Expands on long partnership built between CNHI and Raven  Leading innovation capabilities focused on autonomous and precision Ag technology  Internalized technological capabilities enhance overall product competitiveness and strengthen CNHI’s market position Builds upon our series of investments¹ in ground breaking precision Ag technologies  Combined precision Ag platform with over 350 engineers Distinctive culture of fast-cycle, customer-centric innovation  Raven’s capabilities can be leveraged across the entire CNHI platform beyond Ag to accelerate our digital and analytic capabilities  Combined product suite enhances sustainability through more efficient use of critical inputs such as land, water, fuel, fertilizer and pesticides ¹ Includes recently announced investments in Augmenta and Monarch Tractors.

Revenue Adj. EBITDA Enhanced Capabilities Driving Significant Value Creation Significant Value Creation for CNHI Shareholders Anticipated Synergy Impact % of ’25E Synergies Realized $400M+ $150M+ % of ’25E Synergies Realized Key Levers for Value Creation Maximize Value of Raven’s Existing Technology Accelerate Near-Term Product Development Opportunities Drive Next Generation Precision Ag and Autonomy Developments

Transaction Summary Purchase Price & Financial Impact CNHI to acquire Raven Industries for $58 per share, representing a 33.6% premium to the Raven 4-week volume-weighted average stock price of $43.40 Purchase price represents an implied enterprise value of $2.1 billion Expect double-digit ROIC by year 5 with continued expansion Consideration & Financing All-cash consideration to be financed with existing cash on balance sheet1   CNHI retains a strong balance sheet and liquidity following the acquisition Net industrial leverage expected to be < 0.5x following the acquisition2 Timing The transaction is expected to close in Q4 2021  Transaction is subject to the satisfaction of customary closing conditions, including regulatory approvals and approval of Raven Industries stockholders ` Portfolio Raven will strengthen the Off-Highway perimeter  On-Highway spin-off remains on track for early 2022 Raven’s Engineered Films and Aerostar segments are attractive businesses with excellent near and long-term potential Accordingly, CNHI plans to undertake a strategic review of each business to best position it for continued success 1 As of March 31, 2021, CNHI had $7.1 billion in cash & cash equivalents and total available liquidity of $13.9 billion 2 Net Industrial Leverage defined as Net Industrial Debt/(Cash) to Adj. Industrial EBITDA. Net Industrial Debt/(Cash) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets, and derivative hedging debt

9

Raven's Applied Technology Division (ATD) at a Glance


RAVEN INFORMATION MANAGEMENT & LOGISTICS
aws
slingshot
RAVEN APPLICATION CONTROL
RAVEN RATE CONTROL
RAVEN BOOM CONTROL
RAVEN FIELD COMPUTERS
AUX
RAVEN GUIDANCE & STEERING

Raven ATD "By the Numbers"

$160M	~22%	71	150+
LTM Revenues	*LTM EBITDA Margins*	*Precision Ag Patents*	*Engineering Headcount*

ATD Product Portfolio

Application Controls	Spray consoles, control valves, and flow meters to control inputs
Guidance & Steering	Sub-meter to sub-inch GPS correction to keep on track
Field Computers	Total system control to fit all operating needs
Boom Controls	Automatic boom height and section controls to limit input waste
Cloud Services & Logistics	High speed wireless connectivity and cloud-based data management
Injection Support	Direct injection system for the application of costly herbicides, insecticides and liquid fertilizer

Raven's ATD platform provides an established base for growth in precision Ag

Note: Segment EBITDA figures do not include allocation of corporate expenses.
Source: Raven company filings

June 2021

CNH INDUSTRIAL

Investor Presentation

10

Global Leader for Autonomous Precision Ag Operations


RAVEN
AUTONOMY™

Raven Autonomy Overview

- Autonomous capabilities leverage Raven's best-in-class application and machine control technology
- Connects, coordinates and optimizes all core elements of Ag operations
- Integrated solutions improve farmer productivity, efficiency, mitigate labor constraints and reduce input costs

175	>$100M	>50%
Employees Dedicated to Autonomy	*Cumulative Investment Over Past 2 Years[1]*	*Of driverless Ag technology 2021 target already sold*

Existing Commercialized Technologies Already in the Field

Raven OMNiDRIVE | *Autonomous Grain Cart*


(Picture illustrative)

- ✓ Allows for near continuous harvesting
- ✓ More uptime; less downtime
- ✓ Eliminates product loss during transfer
- ✓ Allows for coordination of multiple harvesters with multiple grain carts

Raven OMNiPOWER | *Autonomous Power Units*



- ✓ Improves operational consistency for seeding, spraying and spreading
- ✓ Improving crop quality and yield
- ✓ Reduces input costs (including labor)
- ✓ Creates the potential for 24/7 operations

[1] *Defined as capex, M&A and R&D*

June 2021
CNH INDUSTRIAL
Investor Presentation

Raven Engineered Films and Aerostar at a Glance

11

	Raven Engineered Films	Raven Aerostar
Description	• Designs and manufactures high-quality polymer films and sheeting • Delivers custom solutions with advanced engineering and product development capabilities • Highly profitable business that generates significant cash flow	• Global leader in stratospheric lighter-than-air technology • Full solution provider of stratospheric systems with significant upside from pending programs • Provider of fully integrated radar solutions for autonomous surface vehicles, force protection and border security
Key Products	• Agricultural storage covers • Construction barriers • Rail car covers • OEM lamination films • Industrial barriers • Pond liners & covers • Water storage reservoirs • Landfill liners	• Stratospheric balloons • Parachutes • Tethered aerostats • Military protective wear • Marine radars • Air surveillance radars • Land radars • Integrated logistics support






Attractive businesses with excellent near and long-term potential

Note: Segment EBITDA figures exclude impact of corporate expenses.

June 2021

CNH INDUSTRIAL

Investor Presentation

Transaction is Strongly Aligned with Sustainability Priorities Goal 2 | End hunger, achieve food security and improved nutrition and promote sustainable agriculture Goal 12 | Ensure sustainable consumption and production patterns Goal 13 | Take urgent action to combat climate change and its impacts Precision Ag driving progress toward sustainability development goals Transaction Impact:  Driving advancements in precision agriculture will enable farmers to make smarter production decisions and increase crop yields, making farms more sustainable and efficient Transaction Impact: Ag tech allows for the precise application of inputs which would otherwise be producers of greenhouse gas emissions or pollution; for every 20% of incremental precision agriculture adoption, greenhouse gas emissions and water use could be reduced by 10% and 20%¹, respectively Transaction Impact: Widespread use of Ag tech will strengthen resilience and adaptive capacity to climate-related hazards and promote effective climate change-related planning and management Source: United Nations Sustainable Development, AFN ¹ As estimated by the World Economic Forum.

Acquisition Accelerates CNHI’s Strategic Priorities Raven Industries Supports our Strategic Priorities Accelerates CNHI’s capabilities in autonomous agriculture Increases access to new customers and markets in the expanding precision Ag space Strengthens technical expertise (150+ engineers, 70+ patents) Embedding precision Ag technology into our hardware platforms improves our competitive position Strongly aligned with sustainability priorities ü ü ü ü Leading Technology Company at the Forefront of Connected Agriculture Premier Manufacturer of Agricultural Equipment ü

Q&A

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369